COMMERCE CENTER
BAKER	SUITE 1000
DONELSON	211 COMMERCE STREET
BEARMAN, CALDWELL	NASHVILLE, TENNESSEE 37201
& BERKOWITZ, PC	PHONE: 615-726-5600
FAX: 615-726-0464
MAILING ADDRESS:
P. O. BOX 190613
NASHVILLE, TENNESSEE 37219

www.bakerdonelson.com

Gary M. Brown
Direct Dial: (615) 726-5763
Direct Fax: (615) 744-5763
E-Mail Address: gbrown@bakerdonelson.com

June 16, 2008

VIA EDGAR CORRESPONDENCE FILING
Mr. Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Prestige Brands Holdings, Inc.
Registration Statement on Form S-3
File No. 333-139702

Dear Mr. Riedler:

Contemporaneously with this letter, we are filing Amendment No. 1 to the above-referenced Registration Statement on Form S-3 (File No. 333-139702), the original registration statement, as amended by Amendment No. 1, herein referred to collectively as the “Registration Statement,” of Prestige Brands Holdings, Inc. (the “Company”), the circumstances surrounding which are detailed below.

The Company originally filed the Registration Statement at the request of certain selling stockholders on December 28, 2006.  The Commission Staff issued the single comment regarding the Registration Statement that is set forth below for your convenience, in a letter dated January 11, 2007.  On February 13, 2007, we responded to the comment letter from the Staff.  The response also is set forth below for your convenience.

Comment:

Selling Stockholders, page 7.

1.	Please expand the discussion to identify the initial transaction in which the securities were sold as requested by General Instruction II.G of Form S-3. In addition, please confirm supplementally that the securities that are the subject of the registration statement were issued and outstanding prior to the filing of the registration statement. We may have additional comments.

Response:

The Company confirms that all of the securities that are the subject of the Registration Statement were issued and outstanding prior to the filing of the Registration Statement. Prior to requesting effectiveness of the Registration Statement, the Company will amend the Registration Statement to identify the initial transaction in which the securities were sold.

The selling stockholders for whom the Company has filed the Registration Statement now have requested that the Company proceed with having the Registration Statement declared effective.  Accordingly, we are filing Amendment No. 1 to the Registration Statement primarily to update the prospectus with the most current information.  We also have, as we indicated in our February 13, 2007 response letter that we would, prior to requesting effectiveness of the Registration Statement, amended the Registration Statement to identify the initial transaction in which the securities were acquired by the selling stockholders.  That discussion appears on page 5 of Amendment No. 1 to the Registration Statement under the heading “Selling Stockholders.”

We are also filing contemporaneously with this letter as additional correspondence the Company’s request to accelerate the effectiveness of the Registration Statement to 5:00 p.m. (Eastern Time) on June 18, 2008 or as soon thereafter as practicable.

Should you have any additional requests or questions, please do not hesitate to contact me at the contact information listed above.

Very truly yours,

BAKER, DONELSON, BEARMAN,
CALDWELL & BERKOWITZ, PC

/s/Gary M. Brown
Gary M. Brown

Enclosure

[Prestige Letterhead]

June 16, 2008

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549
Attn.:  Jeffrey Riedler

Re:	Prestige Brands Holdings, Inc.
Registration Statement on Form S-3
File No. 333-139702

Ladies and Gentlemen:

On behalf of the above-referenced registrant, I hereby request that the Registration Statement on Form S-3 (File No. 333-139702), as amended, of Prestige Brands Holdings, Inc. (the "Company") be declared effective by the Commission at 5:00 p.m. (Eastern Time) on June 18, 2008 or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Prestige Brands Holdings, Inc.

/s/ Charles N. Jolly
Charles N. Jolly
General Counsel